Exhibit 99.1

Einride Reports First Half 2026 Results

●	First half 2026 revenue increased by 26% year-over-year to $27 million on a constant currency basis[1]

●	Second half 2026 constant currency revenue[1] growth rate is expected to double to 60-73% year-over-year

●	Einride to support the electrification of Amazon’s U.S. middle-mile network with a deployment of 75 electric heavy-duty trucks across 5 U.S. locations, as disclosed in April 2026

●	Subsequent to the end of the period, Einride partnered with Tesla to deploy 500 Tesla Semi trucks on the Saga AI platform, tripling Einride’s current fleet size, with vehicles financed through third party solutions

●	Subsequent to the end of the period Einride partnered with DAF, a PACCAR company, to accelerate scale-up of autonomous electric freight

STOCKHOLM, SWEDEN — August 18, 2026 — Einride AB (Nasdaq: ENRD) (“Einride” or the “Company”) today announced its financial results for the first half of 2026, ended June 30, 2026 marking the Company’s first earnings release as a public company following its completed business combination and June 10th Nasdaq listing. Einride’s full financial report will be available on its investor relations website.

“The first half of 2026 marked an important milestone for Einride as we began our journey as a public company, while continuing to scale the world’s leading digital, autonomous and electric freight network,” said Roozbeh Charli, Chief Executive Officer of Einride. “We continued to deliver on our plan with disciplined execution across every part of the business, from growing recurring revenue to strengthening our technology platform through investments in Saga AI, charging and autonomous technology.”

H1 2026 Financial Highlights

-	Revenue rose 26% year-over-year to SEK 273 million ($27 million) on a constant currency basis[1], driven by growth in customer volumes and fleet deployments
-	Management expects the Company’s year-over-year constant currency revenue[1] growth rate to more than double in the second half of 2026, to 60–73%, fueled by the Amazon ramp and other deployments in the U.S. and Europe
-	The 500-truck Tesla Semi deployment will be funded through third party financing solutions, enabling Einride to scale its fleet and convert signed demand into operating revenue without equity dilution
-	The Tesla deployments are expected to triple the Company’s current fleet from approximately 250 to 750 deployed vehicles
-	Einride is executing towards reaching cash flow breakeven point in 2028, driven mainly by continued scaling with existing customers and targeting a fleet of approximately 1,500–2,000 trucks in operation by 2028. The base of that expansion is set by continued conversion of its ~$800 million of potential long-term ARR in Joint Business Plans into revenue

1 Constant currency revenue is a non-IFRS measure. An explanation of non-IFRS measures can be found in the “Non-IFRS measures as defined by the Company” section below. Constant currency is calculated using January-June 2025 average currency rate, converted from SEK to USD using a fixed USD/SEK rate of 10.18.

-	Cash position as of June 30, 2026 was SEK 748 million ($77 million)
-	Net loss was SEK 1.12 billion in H1 2026 compared to a loss of SEK 887 million in H1 2025, primarily driven by non-cash charges of SEK 881 million including SEK 636 million related to the accounting treatment of a recapitalization expense as part of the business combination and a one-time SEK 245 million share based compensation charge in connection with the listing. Furthermore, the Company incurred SEK 203 million of one-time advisory fees in connection with the business combination in H1 2026. These charges were offset by a SEK 582 million non-cash gain related to the fair value measurement of the Company’s warrant liability

“We are scaling with capital discipline. By financing fleet growth through asset-backed structures, we’re able to convert signed demand into operating revenue faster while minimizing dilution for our shareholders and executing towards our target to reach cash flow breakeven point in 2028,” said Anubhav Verma, Chief Financial Officer of Einride.

Commercial Highlights

-	Following an initial trial, Einride expanded its relationship with Amazon and secured a deployment of 75 manual electric heavy-duty trucks within Amazon’s middle-mile network across 5 U.S. locations, as previously disclosed in April
-	Total executed electric distance, planned through Saga AI, increased to 18.5 million miles
-	Driverless hours in contracted customer operations increased 64% to more than 5,400 hours as of June 30, 2026, supported by six autonomous deployments across the U.S. and Europe
-	Einride strengthened its leadership and governance with the appointments of General (Ret.) Keith Alexander and Lynn Atchison to its Board of Directors
-	Einride established a defense business unit, following initial pilot contracts with NATO-allied organizations
-	Einride completed its business combination with Legato Merger Corp. III, and its American depositary shares and warrants began trading on the Nasdaq Global Market and Nasdaq Capital Market under the tickers “ENRD” and “ENRDW” respectively, on June 10, 2026. The listing and business combination included an oversubscribed $113 million PIPE financing to expand Saga AI’s fleet coverage and accelerate electric and autonomous deployments
-	Since the close of the reporting period, Einride has also announced the acquisition of charging and energy software company Flipturn, a partnership with Centinus, a partnership with DAF (a PACCAR company) to accelerate scale-up of autonomous electric freight, and the Tesla Semi partnership described above

Einride will host a conference call and live webcast today, August 18, 2026, at 8:00 AM ET / 2:00 PM CET to discuss its results and outlook. A live webcast and replay will be available on the Company’s investor relations website.

About Einride

Founded in Stockholm in 2016, Einride (Nasdaq: ENRD) is a technology leader driving the transition to sustainable, cost-efficient autonomous and electric freight operations. The company’s platform integrates AI-powered freight intelligence, proprietary autonomous technology, and one of the world’s largest electric heavy-duty fleets. Einride serves a global customer base across North America, Europe, and the Middle East through a dual business model encompassing Freight-Capacity-as-a-Service (FCaaS) and a Software-as-a-Service (SaaS) platform.

Investor & Media Contact

Einride

Christina Zander

Head of Communications Einride

press@einride.tech, einride@icrinc.com

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of U.S. federal securities laws including, but not limited to, statements regarding the Company’s future financial and operating performance, including its revenue outlook and guidance, its path to cash flow breakeven, fleet expansion and deployment plans, anticipated customer ramp and conversion of potential long-term ARR into contracted revenue, financing arrangements, technology platform development, autonomous capabilities, partnerships, and its strategies, priorities and business plans. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on current expectations and assumptions available to the Company, and, as a result, are subject to risks and uncertainties. Any such expectations and assumptions, whether or not identified in this press release, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) risks related to the scaling of the Company’s business and the timing of expected business milestones; (2) the ability to meet stock exchange continued listing standards; (3) risks associated with changes in laws or regulations applicable to the Company’s solutions and services and the Company’s international operations; (4) the possibility that the Company may be adversely affected by other economic, geopolitical, business, and/or competitive factors; (5) supply shortages in the materials necessary for the production of Einride’s solutions; (6) negative perceptions or publicity of the Company; (7) risks related to working with third-party manufacturers for key components of Einride’s solutions; (8) the termination or suspension of any of Einride’s contracts or the reduction in counterparty spending; (9) the ability of Einride to issue securities in the future; (10) the ability of the Company to achieve its potential long-term ARR under its joint business plans with customers; (11) the ability to convert potential long-term ARR under joint business plans into contracted, revenue-generating capacity (12) risks related to the Company’s third-party financing arrangements, including the ability to maintain non-dilutive financing on acceptable terms; (13) the ability to successfully deploy and finance the planned fleet expansion; (14) the ability to achieve projected revenue growth in the second half of 2026; (15) the ability to achieve cash flow breakeven by 2028; (16) risks related to the development and commercialization of the Company’s autonomous capabilities; and (17) risks related to the Company’s entry into the defense sector, including the ability to secure and expand contracts with defense organizations. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in the Company’s filings with the U.S. Securities and Exchange Commission, including under the heading “Risk Factors.” These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this press release are qualified by these cautionary statements. The Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except to the extent required by applicable law.

Use of Non-IFRS Financial Measures

This press release includes certain financial and operating measures, including Revenue presented on a constant currency basis and Adjusted EBITDA, that are not prepared in accordance with IFRS. These non-IFRS measures, and other measures that are calculated using these non-IFRS measures, are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with IFRS. Einride believes these non-IFRS financial measures provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company’s method of determining these non-IFRS measures may be different from other companies’ methods and, therefore, may not be comparable to those used by other companies, and the Company does not recommend the sole use of these non-IFRS measures to assess its financial performance. Management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. In addition, these non-IFRS measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS measures.

Non-IFRS Measures as Defined by the Company

EBITDA is defined as net loss for the interim period before finance income, finance costs, income tax benefit or expense, and depreciation and amortization. The Company defines Adjusted EBITDA as EBITDA further adjusted to exclude the impact of certain items that the Company does not consider indicative of its ongoing operating performance, because they are non-cash in nature, are non-recurring, or otherwise do not relate to the Company’s core operations. These items include share-based compensation expense; unrealized (gain) loss on financial instruments measured at fair value; gains or losses on the disposal of property, plant and equipment; costs incurred in connection with the Business Combination; the non-cash recapitalization (listing) expense recognized under IFRS 2; the non-cash charge recorded as a reduction of revenue in respect of the Amazon warrant arrangement; impairment charges; litigation and dispute related costs; gains or losses on the sale of a business unit; non-recurring transaction costs; unrealized foreign exchange gains and losses; and other non-recurring items that may arise from time to time.

Revenue on a constant currency basis has been calculated by translating the reported income statements amounts of the consolidated entities for such measures, in each period presented, using the average foreign currency exchange rates for the six months ended June 30, 2025 (H1-25), as provided by a third party. Revenue on a constant currency basis is used to provide a framework in assessing how the Company’s business performed excluding the effects of foreign currency exchange rate fluctuations, and the Company believes this information is useful to investors to facilitate comparisons and better identify trends in the Company’s business. Below, the Company has provided a reconciliation of revenue as reported to revenue on a constant currency basis for the periods presented and a reconciliation of Adjusted EBITDA to net loss for the period, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods presented.

The forward-looking guidance included in this presentation cannot be reconciled to the comparable IFRS measures without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our IFRS results for the guidance period.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS) FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025 (UNAUDITED)

	Six months ended June 30,
(SEK in thousand, except per share amounts)	2026	2025

Revenue	263,547	216,484
Cost of sales	(395,406)	(304,046)
Selling expenses	(46,586)	(35,235)
General and administrative expenses	(1,254,350)	(85,738)
Research and development expenses	(205,874)	(131,205)
Other operating income	40,969	13,933
Other operating expenses	(10,826)	(18,988)
Operating loss	(1,608,526)	(344,795)

Share of results of joint venture	270	192
Finance income - interest income	247	127
Finance costs	(95,062)	(544,901)
Net gains on financial liabilities measured at fair value	582,379	1,329
Loss before income tax	(1,120,692)	(888,048)

Income tax benefit	2,637	604

Net loss for the period attributable to owners of the parent	(1,118,055)	(887,444)

Other comprehensive income/(loss):
Other comprehensive income/(loss) that is or may be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	(19,303)	60,501
Other comprehensive income/(loss) for the period, net of tax, attributable to owners of the parent	(19,303)	60,501

Total comprehensive loss for the period, net of tax, attributable to the owners of the parent	(1,137,358)	(826,943)

Basic and diluted loss per common share	(17.85)	(21.82)

Reconciliation of Net Loss to EBITDA and Adjusted EBITDA for the Six Months Ended June 30, 2026 Compared to the Six Months Ended June 30, 2025

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to our net loss, the most directly comparable IFRS measure, for the six months ended June 30, 2026 and 2025.

	Six Months Ended June 30,
(SEK in thousand)	2026	2025
Net loss	(1,118,055)	(887,444)
Income tax (benefit)/expense	(2,637)	(604)
Finance costs	95,062	544,901
Finance income	(247)	(127)
Depreciation and amortization	122,424	102,042
EBITDA	(903,453)	(241,232)

Adjustments to EBITDA:
Share-based compensation	242,929	152
Net losses/(gains) on financial instruments at fair value	(582,379)	(1,329)
Business Combination transaction costs	202,912	-
Recapitalization (listing) expense	636,267	-
Amazon warrant arrangement (non-cash contra-revenue charge)	1,020	-
Litigation and dispute-related costs	58,732	28,430
Gain on sale of business unit	(32,543)	-
Transaction related costs	8,755	-
Unrealized foreign exchange (gain) or loss	4,677	(29)
Total adjustments	540,370	27,224
Adjusted EBITDA	(363,083)	(214,008)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF JUNE 30, 2026 (UNAUDITED) AND DECEMBER 31, 2025

	As of June 30,	As of December 31,
(SEK in thousand)	2026	2025
Non-current assets
Property, plant and equipment	781,763	797,458
Right-of-use assets	664,696	578,494
Interest in joint venture	13,297	13,027
Warrant contract asset	1,525,580	-
Other financial assets	10,776	2,573
Deferred tax assets	4,766	855
Total non-current assets	3,000,878	1,392,407

Current assets
Trade receivables	27,680	21,015
Prepaid expenses	34,216	26,844
Accrued income	61,289	29,516
Other receivables	70,165	76,764
Cash	747,601	278,825
Total current assets	940,951	432,964

Total assets	3,941,829	1,825,371

Equity
Share capital	652	529
Share premium	6,321,352	5,337,111
Foreign exchange translation reserve	4,630	23,933
Accumulated deficit	(6,537,629)	(5,419,574)
Total equity	(210,995)	(58,000)

Non-current liabilities
Provisions	5,929	12,332
Loans and borrowings (NC)	32,830	12,180
Non-current lease liabilities	651,555	567,082
Non-current trade and other payables	10,276	11,388
Non-current warrant liabilities	1,279,275	-
Deferred tax liabilities	633	593
Total non-current liabilities	1,980,498	603,575

Current liabilities
Loans and borrowings	16,472	4,060
Convertible debenture	-	207,716
Other financial liabilities	-	4,603
Current lease liabilities	81,239	75,471
Current warrant liabilities	1,027,638	128,381
Trade and other payables	411,043	265,701
Liabilities associated with cash advances	389,423	354,842
Other liabilities	38,530	30,086
Deferred revenue	860	1,907
Deferred income - grants	46,374	60,243
Accrued expenses	160,747	146,786
Total current liabilities	2,172,326	1,279,796

Total liabilities	4,152,824	1,883,371

Total equity and liabilities	3,941,829	1,825,371

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025 (UNAUDITED)

	For the six months ended June 30,
(SEK in thousand)	2026	2025
Cash flow from operating activities
Loss before income tax	(1,120,692)	(888,048)
Adjustments for non-cash items	487,705	645,328
Interest received	247	127
Interest paid	(42,631)	(67,502)
Income tax paid	(4,487)	(4,628)
Net changes in working capital	143,146	29,559
Net cash used in operating activities	(536,712)	(285,164)

Cash flow from investing activities
Purchase of property, plant and equipment	(49,413)	(77,431)
Proceeds from sale of property, plant and equipment	7,983	31,417
Proceeds from sale of non-current asset, Design business	33,254	-
Net (placement in)/disposal of non-current deposits	(575)	10,777
Investments in interest in related company	(7,500)	-
Net cash used in investing activities	(16,251)	(35,237)

Cash flow from financing activities
Proceeds from reverse recapitalization, net	8,579	-
Proceeds from issue of ordinary shares and warrants	1,060,717	107,040
Proceeds from issue of convertible debentures	-	246,913
Transaction costs related to the issue of shares	(6,012)	-
Change in factoring facility	35,313	72,628
Repayment of loans and borrowings	(3,971)	-
Repayment of lease liabilities	(74,008)	(64,520)
Net cash flow provided by financing activities	1,020,618	362,061

Net cash flow for the period	467,655	41,660

Cash at the beginning of the period	278,825	74,165
Exchange rate differences in cash	1,121	(3,025)
Cash at the end of the period	747,601	112,800

Reconciliation of constant currency revenue for the Six Months Ended June 30, 2026 Compared to the Six Months Ended June 30, 2025

(USD in millions)	Six Months Ended - As reported,		Six Months Ended - Foreign exchange impact,		Six Months Ended - In constant currency,		% Change
	Jun 2025	Jun 2026	Jun 2025	Jun 2026	Jun 2025	Jun 2026	As reported	Constant currency
Revenue	21.3	28.5	-	1.7	21.3	26.8	34%	26%